NO ACT

PE 2-17-09

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI[redacted]
WASHINGTON, D.C. 20549-3010

Received SEC

FEB 18 2009

Washington, DC 20549

09004185

February 18, 200

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-18-09

Re: ORBCOMM Inc.

Dear Mr. Grossman:

This is in regard to your letter dated February 17, 2009 concerning the shareholder proposal submitted to ORBCOMM by John C. Levinson and Ellen G. Levinson. Your letter indicates that the proponents have clarified that they did not intend for their proposal to be included in the company's proxy materials pursuant to rule 14a-8, and that ORBCOMM therefore withdraws its February 10, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: John and Ellen Levinson

*** FISMA & OMB Memorandum M-07-16 ***

PROCESSED
MAR 6 2009
THOMSON REUTERS

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-2116
DIRECT FAX
(917) 777-2116
EMAIL ADDRESS
RICHARD.GROSSMAN@SKADDEN.COM

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February 17, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal of John C. Levinson and Ellen G. Levinson Submitted to ORBCOMM Inc.

Ladies and Gentleman:

We are writing on behalf of our client, ORBCOMM Inc., a Delaware corporation (the "Company") regarding a request, dated February 10, 2009, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission, concur with the Company's view that, the shareholder proposal and supporting statement (the "Proposal") submitted by John C. Levinson and Ellen G. Levinson (together, the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

We are writing to inform you that Duane Berlin of Lev & Berlin P.C., counsel to the Proponent, has informed the Company in writing that the Proponent did not intend for the Proposal to be included in the Proxy Materials pursuant to Rule 14a-8. Accordingly, we are informing the Staff that the Company withdraws its request for relief under Rule 14a-8(j).

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 735-2116, my colleague Paul Schnell at (212) 735-2322 or Christian Le Brun, the Company's Executive Vice President and General Counsel, at (201) 363-4900.

Very truly yours,

Richard J. Grossman

cc: Duane L. Berlin
John and Ellen Levinson
Christian Le Brun, ORBCOMM Inc.
Paul T. Schnell

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

DIRECT DIAL
(212) 735-2116
DIRECT FAX
(917) 777-2116
EMAIL ADDRESS
RICHARD.GROSSMAN@SKADDEN.COM

February 10, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal of John C. Levinson and Ellen G. Levinson Submitted to ORBCOMM Inc.

Ladies and Gentleman:

We are writing on behalf of our client, ORBCOMM Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by John C. Levinson and Ellen G. Levinson (together, the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2009 annual meeting of shareholders (the "2009 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing this letter to the Staff. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

The Proposal, a copy of which is attached as Exhibit A, requests that the Company declassify its board of directors and reads as follows:

> RESOLUTION: That the shareholders of ORBCOMM Inc. requests its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification should be completed in a manner that does not affect the unexpired terms of the previously-elected directors.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because, in violation of Rule 14a-8(e)(2), the Company received the Proposal, via email on January 30, 2009 and via Federal Express on February 2, 2009, well after the deadline of December 3, 2008 for receipt of shareholder proposals as set forth in the Company's proxy statement for its 2008 annual meeting of shareholders (the "2008 Proxy Statement").

II. BASIS FOR EXCLUDING THE PROPOSAL

Rule 14a-8(e)(2) states that a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The 2008 Proxy Statement was distributed to shareholders on April 1, 2008. On page forty-nine of the 2008 Proxy Statement, pursuant to Rule 14a-5(e), the Company disclosed that the deadline for receipt of shareholder proposals for the 2009 Annual Meeting was December 3, 2008 (a copy of page forty-nine of the 2008 Proxy Statement is attached hereto as Exhibit B).

The only exceptions to the 120-day requirement under Rule 14a-8(e)(2) is if a company (i) "did not hold an annual meeting the previous year" or (ii) "if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's annual meeting." Neither exception is applicable to the Company since the Company held an annual meeting of shareholders on May 2, 2008 and the Company plans to hold its 2009 annual meeting of shareholders within 30 days of May 2, 2009.

The Company first received the Proposal from the Proponent in electronic form via e-mail on January 30, 2009 and via overnight delivery that arrived on February 2, 2009. The cover letter accompanying the Proposal is dated as of January 30, 2009, a date that is fifty-eight days after the deadline for receipt of shareholder proposals under Rule 14a-8(e)(2) as set out in the 2008 Proxy Statement. The Company did not receive a physical copy of the Proposal until sixty-one days after the Rule 14a-8(e)(2) deadline. The Company represents that, prior to the receipt of the e-mail on January 30, 2009 and accompanying overnight delivery on February 2, 2009, the Company was not aware of the Proposal and no copy of the Proposal had been received at the Company's executive offices. By letter dated February 5, 2009, a copy of which is attached as Exhibit C, the Company sought clarification from the proponent as to whether the Proposal was intended to be made pursuant to Rule 14a-8 in light of the fact that it was received almost two months after the timeliness deadline under Rule 14a-8. As of the date of this letter, the Company has not received a response to its February 5th letter.

In Section G of Staff Legal Bulletin No. 14 (CF) (July 13, 2001), the Staff wrote, "[t]o avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." The Proponent did not submit the Proposal "well in advance of the deadline." Rather, the Proponent submitted the Proposal, via email, fifty-eight days after the deadline had passed.

The Staff has previously granted relief under Rule 14a-8(e)(2) when proposals have been received just one or two days after the deadline for submission. *See, e.g. City National Corp.* (publicly available January 17, 2008) (proposal received one day after submission deadline); *American Express Corp.* (publicly available December 21, 2004) (same); and *Tootsie Roll Industries, Inc.* (publicly available January 14, 2008) (proposal received two days after submission deadline). In this case, the Proposal was first received via email on January 30, 2009, fifty-eight days after the deadline for submission of shareholder proposals under Rule 14a-8(e)(2).

III. WAIVER OF THE 80-DAY REQUIREMENT IS APPROPRIATE

The Company intends to file its definitive Proxy Materials with the Commission in early April, 2009. Since the Proposal was not received by the Company until January 30, 2009, the Company requests that the Staff waive the requirement, under Rule 14a-8(j)(1), that the Company file its reasons for excluding the Proposal at least 80 days before the Company files its definitive Proxy Materials.

Under Rule 14a-8(j)(1), the Staff can waive the 80-day requirement "if the Company demonstrates good cause for missing the deadline." In Section D of Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB No. 14B"), the Staff indicated that "[t]he most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed." The description in SLB No. 14B is the exact situation in which the Company finds itself. The Proposal was submitted via email on January 30, 2009, a date that is less than 80 days before the date that the Company intends to file the Proxy Materials in definitive form and therefore it was not possible for the Company to file its request for exclusion more than 80 days prior to the mailing of its definitive Proxy Materials. Accordingly, the Company has good cause for its failure to meet the 80-day requirement and the Company requests that the Staff waive the 80-day requirement with respect to this request.

IV. CONCLUSION

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received fifty-eight days after the deadline for submitting shareholder proposals for the 2009 Annual Meeting. Because the Proposal was not received in a timely fashion, the Company also requests that the Staff waive the 80-day requirement pursuant to Rule 14a-8(j)(1).

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 735-2116, my colleague Paul Schnell at (212) 735-2322 or Christian Le Brun, the Company's Executive Vice President and General Counsel, at (201) 363-4900.

Very truly yours,

Richard J. Grossman

Enclosures

cc: Christian Le Brun, ORBCOMM Inc.
John and Ellen Levinson
Paul T. Schnell

STOCKHOLDER PROPOSAL

Stockholder Proposal

"RESOLUTION: That the shareholders of ORBCOMM Inc. requests its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors."

Supporting Statement

STATEMENT: The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

The performance of the management and the Board of Directors is now being more strongly tested due to economic conditions and accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

OTHER MATTERS

The board of directors does not know of any other matters that may be presented at the meeting. In the event of a vote on any matters other than those referred to in the accompanying Notice of 2008 Annual Meeting of Shareholders, proxies in the accompanying form will be voted in accordance with the judgment of the persons voting such proxies.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and Nasdaq.

Based on our review of the copies of such forms that we have received and written representations from certain reporting persons confirming that they were not required to file Forms 5 for specified fiscal years, we believe that all our executive officers, directors and greater than ten percent beneficial owners complied with applicable SEC filing requirements under Section 16(a) during fiscal 2007, other than Mr. Hoffmann who filed a late Form 4 to report the cashless exercise of stock options in June 2007, Mr. Fuchs who filed a late Form 4 to report the cashless exercise of warrants in June 2007 held by OHB Technology A.G., through which Mr. Fuchs is deemed to indirectly beneficially own shares (which he disclaims beneficial ownership of except to the extent of his pecuniary interest therein), Messrs. Delepine, Hoffmann, Major and Ritondaro who each filed a late Form 4 to report the grant of time-based RSUs in May 2007, Mr. M. Eisenberg who filed a late Form 4 to report the cashless exercise of warrants in May 2007, Mr. J. Eisenberg who filed a late Form 4 to report the exercise of warrants in October 2007 and Mr. Hume who filed a late Form 4 to report the cashless exercise of stock options in May 2007. Mr. Hume is no longer an executive officer of the Company and is no longer subject to the filing requirements of Section 16.

ANNUAL REPORT

Our Annual Report to Shareholders, including the Annual Report on Form 10-K and financial statements, for the fiscal year ended December 31, 2007, was mailed to shareholders with this proxy statement.

SHAREHOLDER PROPOSALS FOR ANNUAL MEETING IN 2009

To be eligible for inclusion in our proxy statement and the proxy card, shareholder proposals for the 2009 Annual Meeting of Shareholders must be received on or before December 3, 2008 by the Office of the Secretary at our headquarters, 2115 Linwood Avenue, Suite 100, Fort Lee, New Jersey 07024. In addition, our By-Laws require a shareholder desiring to propose any matter for consideration of the shareholders at the 2009 Annual Meeting of Shareholders to notify the Company's Secretary in writing at the address listed in the preceding sentence on or after January 2, 2009 and on or before February 1, 2009. If the number of directors to be elected to the board at the 2009 Annual Meeting of Shareholders is increased and we do not make a public announcement naming all of the nominees for director or specifying the increased size of the board on or before January 21, 2009, a shareholder proposal with respect to nominees for any new position created by such increase will be considered timely if received by our Secretary not later than the tenth day following our public announcement of the increase.

EXPENSES OF SOLICITATION

We will bear the cost of the solicitation of proxies. In addition to mail and e-mail, proxies may be solicited personally, or by telephone or facsimile, by a few of our regular employees without additional compensation. We will reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for forwarding proxy materials to principals and beneficial owners and obtaining their proxies.

EXHIBIT C

ORBCOMM

John and Ellen Levinson

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2009

Dear Mr. and Mrs. Levinson:

ORBCOMM Inc. has received, and is reviewing, your January 30th letter and the related proposal to declassify the Board of Directors. It was not entirely clear from your letter whether you intended the proposal to be made pursuant to Rule 14a-8 of the Securities Exchange Act of 1934. As you may be aware and as was disclosed in our 2008 proxy statement, the deadline for submission of proposals to be included in the Company's proxy statement for the 2009 annual meeting was December 3, 2008 and, accordingly, your proposal was not received on a timely basis. To the extent that you intended the proposal to be made pursuant to Rule 14a-8, the Company intends to submit a no action letter to the Staff of the SEC to exclude the proposal from the 2009 proxy statement on the grounds that it was not made on a timely basis. In order to avoid the unnecessary expense of preparing the no action letter, we would appreciate a prompt response as to whether you intended the declassification proposal to be made pursuant to Rule 14a-8.

In addition, to the extent that you intended the proposal to be made in accordance with the Company's Bylaws, we reserve the right to challenge such proposal for failure to fully comply with the requirements of our Bylaws

If you have any questions, please have your counsel contact me.

Very truly yours,

Christian Le Brun,
Secretary of ORBCOMM Inc.

cc: Paul Schnell, Esq.
Richard Grossman, Esq.
Robert Doherty, Redwood Capital

END